UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 21 November 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	21 November 2023

WPP PLC ("WPP")

WPP's FGS Global acquires Longview

WPP's FGS Global today announced that it has acquired the leading Canadian communications and public affairs advisory firm Longview Communications and Public Affairs ("Longview").

The acquisition further strengthens FGS Global's well-established capability and expertise in strategic advisory and communications, helping clients to navigate reputational challenges in an increasingly complex stakeholder, financial, regulatory and political environment.

Longview will operate as FGS Longview in Canada, with a seasoned team of professionals advising clients on corporate and financial communications, issues and crisis management, special situations, government relations, regulatory affairs and foreign direct investment approvals.

Consistently ranked among the top 15 global PR advisors on M&A and shareholder activism, Longview brings extensive experience and relationships at the highest levels of government, media and business, and provides its clients with an integrated service offering across disciplines.

The acquisition will enhance FGS Global's ability to help clients succeed in Canada and around the world, strengthening its position as the global leader in strategic advisory, communications and public affairs. FGS Global offers an integrated suite of capabilities, with deep local relationships and extensive knowledge across industries and geographies and approximately 1,300 professionals around the world.

FGS Longview will continue to be led by Longview partners Josh Pekarsky, Bruce Drysdale, Ian Hamilton and Hugh McFadyen. The firm has offices in Toronto, Vancouver and Calgary, as well as team members in Ottawa, Winnipeg, Montreal and Victoria and expands FGS Global's footprint in North America to eight offices in the United States and three in Canada.

ENDS

Further information
Niken Wresniwiro, WPP
+44 (0)20 7282 4600 / +44 7876 005 4891
niken.wresniwiro@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About FGS Global
FGS Global is a leading global strategic communications consultancy, with approximately 1,300 professionals around the world, advising clients in navigating complex situations and reputational challenges. FGS Global was formed from the combination of Finsbury, The Glover Park Group, Hering Schuppener and Sard Verbinnen to offer board-level and c-suite counsel in all aspects of strategic communications - including corporate reputation, crisis management, government affairs and is also the leading force in financial communications worldwide. The firm is backed by WPP Plc and KKR & Co. Inc.

FGS Global offers seamless and integrated support with offices in the following locations: Abu Dhabi, Amsterdam, Beijing, Berlin, Boston, Brussels, Chicago, Dubai, Dublin, Düsseldorf, Frankfurt, Hong Kong, Houston, Kingston, London, Los Angeles, Munich, Paris, Riyadh, San Francisco, Shanghai, Singapore, Tokyo, Washington, D.C., South Florida, and Zurich. Its headquarters is in New York.

About Longview
Founded in 2003, Longview is Canada's leading corporate communications and public affairs firm with a seasoned team of professionals working together across disciplines to serve its clients' interests. Our strategy is simple: do good work. Longview is top ranked in Canada, and the only Canadian firm ranked among the top 15 PR advisors globally, on M&A transactions and shareholder activism defense. Longview serves clients from seven locations across Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 21 November 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary